Exhibit 99.2

Innoviz Technologies to Develop B-Samples of New LiDAR Platform for
Next Generation of BMW Automated Vehicles

•	Innoviz and the BMW Group to start first phase for new LiDAR generation

•	New generation to enable Level 3 automated driving capabilities to a broader range of future vehicles

•
Innoviz is developing a B-Sample for an enhanced solution portfolio, including the InnovizTwo second generation LiDAR, an all-new InnovizCore compute box, and a suite of advanced AI-powered software solutions including an industry-first LiDAR-based MRM system

Tel Aviv, ISRAEL – August 2, 2023 – Innoviz Technologies (NASDAQ: INVZ) and the BMW Group are expanding their collaboration by starting a B-sample development phase on a new generation of LiDAR. Under the new development agreement, following BMW requirements, Innoviz will develop these B-Samples based on its second generation InnovizTwo LiDAR sensor.

After a couple of years working together on an existing program that will include the first deployment of LiDAR-enabled highly automated technology on the BMW 7 Series later this year, the BMW Group and Innoviz are beginning to focus on the next-generation of the technology by starting this first B-sample phase. The result of this first phase will enable the BMW Group to decide on a serial development agreement with Innoviz that will focus on bringing a new array of advanced automated capabilities to a broader range of the BMW lineup.

“LiDAR is one of the critical technologies underpinning Level 3 or even higher automated functions. Optimizing LiDAR technologies and costs are the major challenges in order to bring Level 3 highly automated driving into the mainstream.” said Nicolai Martin, SVP Driving Experience BMW Group. “We are very pleased to have Innoviz develop the first B-Samples of this new LiDAR generation and hope that the results of the B-Sample phase create a basis for a possible future extension of our collaboration.”

“From our work with the BMW Group over the past several years, we know that they operate with some of the highest standards in the automotive industry,” said Omer Keilaf, Innoviz Co-Founder and CEO. “We are excited to begin this new project on the second-generation LiDAR solution by working on the B-samples. BMW is at the forefront of ADAS technology, and we could not be more thrilled to have an opportunity to become an integral part of the next stage of its journey.”

In addition to the LiDAR solution for the 7 Series, the BMW Group and Innoviz have started this first phase to develop an expected first-ever LiDAR based Minimal Risk Maneuver (MRM) system in the future. The MRM acts as a secondary safety driving decision platform that will leverage the advanced performance, reliability, and resiliency of the InnovizTwo LiDAR to manage real-time driving decisions.

The MRM system is part of a growing software suite from Innoviz that will also include its next-generation perception software. With roughly half of its research and development investment focused on software development, Innoviz has made rapid advances in deploying artificial intelligence (AI) and advanced machine learning to accelerate development and upgrade cycles of its software suite and to expand its core software capabilities.

About Innoviz Technologies
Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact (US)
Rob Moffatt
VP, Corporate Development & IR
Innoviz Technologies
+1 (203) 665-8644
Investors@innoviz-tech.com

Investor Contact (Israel)
Maya Lustig
Director, Investor Relations
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.